October 8, 2019

James Reddinger
President and Chief Executive Officer
Stabilis Energy, Inc.
10375 Richmond Avenue, Suite 700
Houston, Texas 77042

       Re: Stabilis Energy, Inc.
           Registration Statement on Form S-1
           Filed September 11, 2019
           File No. 333-233704

Dear Mr. Reddinger:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 11, 2019

Index to Financial Statements
Audited Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017
Notes to Consolidated Financial Statements
(2) Revenue Recognition, page F-12

1. Please address the following comments related to your revenue recognition accounting policies:

           We note your disclosure at the bottom of page 56 that you have contracts with multiple trucking companies that deliver LNG to customers. Tell us and disclose whether you record revenues associated with third party deliveries gross as a principal or net as an agent. Explain how you considered the guidance in ASC 606-
 James Reddinger
FirstName LastNameJames Reddinger
Stabilis Energy, Inc.
Comapany 2019
October 8, NameStabilis Energy, Inc.
October 8, 2019 Page 2
Page 2
FirstName LastName
              10-55-37 through 39 in arriving at your determination. Also tell us how, if at all, your accounting policy changes for LNG produced at your liquefaction plant versus
              LNG purchased from third parties.

              We note that you reference "performance obligations" associated with your rental revenues. Tell us if your rental activities are within the scope of ASC 606 or ASC
              840/842. If your rental activities are not within the lease accounting scope, explain in sufficient detail how you arrived at such conclusion. See ASC 840-10-15 and 842-
              10-15.
(3) Step Acquisition of Equity Interests, page F-13

2. We note the $13.9 million bargain purchase gain recorded for the step acquisition of
         Stabilis LNG Eagle Ford, LLC ("LNG EF") and Stabilis FHR Oilfield LNG, LLC
         ("FHR") in 2017. Please confirm that this gain was recognized as a result of applying
         ASC 805-10-25-9 and 10 or, alternatively, tell us the authoritative GAAP guidance you followed. We also note that you revalued your retained 50% investment in LNG EF at
         $17.9 million as of the acquisition date. Considering you acquired the remaining 50%
         interest for $4 million, explain to us in sufficient detail how you determined the $17.9 million fair value, clarify why you believe that valuation is reasonable, and reconcile for us the significant valuation difference between the retained and newly acquired 50%
         interests.
(4) Acquisition of PEG Partners, LLC, page F-14

3. You disclose that you accounted for the acquisition of PEG Partners, LLC ("PEG") "as a combination of entities under common control and consolidated all assets and liabilities assumed at historical costs as of the acquisition date." However, you also present a purchase price allocation with estimated fair values and disclose that the bargain purchase gain "represents the difference between the fair value of the net assets acquired over the cash paid." Please tell us your basis in GAAP for performing a fair value assessment related to this common control transaction and for recording a bargain purchase gain.
         Please be specific when citing the authoritative guidance you relied on for your accounting.
General

4. You disclose that you effectuated a 1:8 reverse stock split of your outstanding common stock during the third quarter of fiscal 2019. When you disclose the number of shares
         AETI issued in the Share Exchange, please ensure that the number of shares issued is consistent throughout your document or present both numbers and affirmatively identify the pre-split and post-split figures. For example, you disclose on page 2 that 105,558,606 shares were issued but disclose on page 76 that 13,194,825 shares were issued.
 James Reddinger
Stabilis Energy, Inc.
October 8, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Yong Kim, Staff Accountant at 202-551-3323 or Andrew Blume, Staff
Accountant at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames Reddinger                          Sincerely,
Comapany NameStabilis Energy, Inc.
                                                           Division of
Corporation Finance
October 8, 2019 Page 3                                     Office of Trade &
Services
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